FILED BY TRIGON HEALTHCARE, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934


                                        SUBJECT COMPANY: TRIGON HEALTHCARE, INC.
                                                     COMMISSION FILE NO: 1-12617

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

This voicemail contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to integrate successfully our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to review carefully and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This voicemail may be deemed to be solicitation material in respect of the proposed acquisition of Trigon by Anthem. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed by Anthem with the SEC and a proxy statement on Schedule 14A and other relevant documents will be filed by Trigon with the SEC. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents for free both on the SEC's web site (www.sec.gov) and from Anthem and Trigon's respective corporate secretaries.

PARTICIPANTS IN SOLICITATION

Trigon, Anthem, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the identity of Anthem's participants in the solicitation and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus. Information about the directors and executive officers of Anthem and their ownership of Anthem common stock is set forth in the proxy statement for Anthem's 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2002. Information concerning Trigon's participants in the solicitation is set forth in Trigon's Current Report on Form 8-K filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed transaction will be included in the final joint proxy statement/prospectus.

[All-employee voicemail]

Good morning.

This is Tom Snead, and today I have some exciting news to deliver. This morning we are announcing our agreement to become a part of Anthem Inc. As many of you may already know, Anthem is one of the country's largest and most respected health plans, representing eight other Blue Cross plans nationally and serving about 8 million members. Together, we will have more than 10 million members and nearly 20,000 employees, making us the fifth largest health plan in the country.

This new partnership will offer Trigon and its employees two very real and compelling new opportunities for growth. First, we will lead a new Anthem region
- Anthem Southeast.

Second, each organization will be able to share with the other its best practices. In our case, this includes disease management, mental health, industry-leading service technology, individual and small group expertise, focused sales and marketing programs, and medical management innovations. Anthem, in turn, will offer us many advantages, including access to its in-house pharmacy benefit management program, proven life, vision and dental products, and the size, scale and additional capital required to build an outstanding regional foundation.

We are truly excited to have this opportunity to bring together these two first-class organizations, because of what our partnership will enable us to do for all our communities. And I am confident you will share my excitement - especially as you learn more about the potential this partnership promises. By leveraging best practices from both organizations and extending Anthem's geographic reach and Trigon's regional strength, we will have even greater opportunity to continue to grow and strengthen the Blue Cross and Blue Shield brand for all our customers and communities. And we will do this with the additional size that will provide economies of scale to serve them more efficiently.

Anthem is an ideal fit for Trigon. Like Trigon, Anthem is focused on quality and service with a "customer first" approach to business. It has been a high-achieving, well-performing company and brings strong management and employee talent and operational excellence to the table. With its Blue Cross heritage and its heartland values, Anthem's culture will be a good fit with Trigon's.

I wish I could be with you to share this news in person today, but follow-up to the agreement requires me to be in New York. I have sent you an email with more information about our alliance with Anthem, and I will be back in Virginia tomorrow, along with Anthem CEO Larry Glasscock, to lead employee meetings and answer your questions. Details about the meetings are including in my email.

We will be discussing this transaction during our 1st quarter earnings call, which has been moved to this morning. While logistics and technology prevent me from inviting all of you to listen to the analyst call this morning, I hope you will find an opportunity in the next few days to listen to the replay that will be available throughout the next week. Information on how to access the replay is included in this morning's email.

You should also know that on this conference call we will be reporting strong earnings for our first quarter of 2002. Our full release of earnings results is included in a press release, which is included in my email message this morning.

Before I close, I want to take the opportunity to again thank you for all of your hard work and dedication. In the past five years, Trigon has gained a national reputation as one of the best-run health plans in the country, and each of you has played a part in that success. As we report strong earnings and share the excitement of joining a wonderful organization like Anthem, it is important to remember that we can only do this because of the 4,300 dedicated employees who make the right things happen for our customers. This new partnership will enable us to continue to build upon our outstanding track record, both here in Virginia and eventually within the Southeast and Mid-Atlantic region.

Thank you.